Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Traded Corporation	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announces that, in the light of the continuously increasing data-processing volumes at its main Data Center and of business growth in the medium and long run, construction of a new and modern Technology Center has begun.

Itaú Unibanco has chosen the city of Mogi Mirim to establish its new Technology Center. The new Itaú Unibanco Technology Center is intended to become the institution’s main technology hub and will be set up in a 815 thousand-square-meter plot in Mogi Mirim’s Industrial District.

Selection of the new site, which will concentrate the institution’s data processing and storage equipment, took into account infrastructure items such as the amount of space available, the availability of utilities and telecommunications service, given that the Technology Center will operate around the clock, and location.

The project is scheduled for completion in 2014 and involves acquisition of the land and construction works, with a total investment of approximately $800 million. At the end of this phase, the site will feature approximately 60 thousand square meters floor area and employ close to 400 direct workers on-site, considering the Operational and Support areas.

Itaú Unibanco’s Mogi Mirim Technology Center will comply with international best practices and market trends in the construction of complexes of this magnitude, prioritizing the use of Green IT, continuous innovation and high-tech project development.

Itaú Unibanco takes advantage of the initiative to reaffirm its commitment to the provision of quality service to its several strategic publics, as well as its commitment to long-term shareholder value generation.

São Paulo, January 27, 2012. ALFREDO EGYDIO SETUBAL Investor Relations Officer